FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: August 4, 2014

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 4672837, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

It is hereby notified that the board of directors of Optibase Ltd. (the “Company”) appointed Mr. Reuwen Schwarz as a director of the Company. Under the provisions of the articles of association of the Company, a director appointed by the board of directors shall hold office until the next annual meeting, and may be re-elected by the Company’s shareholders at the annual general meeting.

Mr. Schwarz serves as an independent contractor providing services to the Company since November 2013. Since 2012, Mr. Schwarz serves as a real estate manager for a private company. From 2008 through 2012 Mr. Schwarz has served as a manager for Centris Capital AG. From 2006 through 2008 Mr. Schwarz has served as a banker for Meinl Bank AG, Vienna. Mr. Schwarz holds a Magister (MA) degree from the University of Economic and Business Administration Vienna, Austria.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: August 4, 2014